UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2020

Commission File Number: 001-39006

AMTD International Inc.

(Registrant’s Name)

23/F Nexxus Building

41 Connaught Road Central

Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Change in Composition of Audit Committee

Mr. Calvin Choi has recently retired from the audit committee of the AMTD International Inc. (“AMTD International” or “the Company”) (NYSE: HKIB; SGX: HKB) to comply with the corporate governance rules of NYSE Listed Company Manual. Mr. Choi continues to serve as the chairman of the board of directors (the “Board”) and chief executive officer of the Company.

Concurrently therewith, the Board has appointed Dr. Feridun Hamdullahpur, an existing member of the audit committee, as the chairman of the audit committee. As the audit committee currently consists of two members, the Company relies on home country practice to be exempted from the requirement of NYSE Listed Company Manual that the audit committee must have a minimum of three members.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMTD International Inc.

By:	/s/ Calvin Choi
Name:	Calvin Choi
Title:	Chairman of the Board of Directors and Chief Executive Officer

Date: August 5, 2020